File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F  ☑     Form 40-F  ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes  ☐     No  ☑
     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Monthly Sales Report- May 2006	3

Regulated Announcement for the month of May 2006	3~5

Signatures	6

Monthly Sales Report — May 2006
Regulated Announcement for the month of May 2006
MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2006.
     Sales volume (NT$: Thousand)

Time	Item	2006	2005	Changes	(%)
May	Invoice amount	1,692,339	1,292,866	399,473	30.90%
May	Net Sales	1,690,586	1,286,645	403,941	31.39%
     Funds lent to other parties (NT$: Thousand):

	Bal. As of	Bal. As of
	May, 2006 end	April, 2006 end	Limit of lending
MXIC	0	0	14,449,102
MXIC’s subsidiaries	0	0	6,237,209
     Endorsements and guarantees (NT$: Thousand):

	Limit of endorsement	May	Bal. As of period end
MXIC	14,449,102	-261,004	1,231,361
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,231,361
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$: Thousand)
4-1 Trading purpose:

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	1,147,200
	Recognized Amount	—	—	—	—	—	—	—	2,413
4-1 Hedging purpose (for assets/liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of May 2005.
The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held when
		elected (for
		Directors,
		Supervisors and	Number of	Number of shares
		Executive	shares held as	held as
Title	Name	Officers)	April 30, 2006	May 31, 2006	Changes
Chairman & President	Miin Wu	30,932,711	30,932,711	18,055,841	-12,876,870 (Reverse Split)
Executive Director	Ding Hua Hu	4,000,283	4,000,283	2,620,867	-1,869,123 (Reverse Split)
Executive Director	C.H. Chen	4,328,906	3,516,906	603,647	-430,504 (Reverse Split)
Director & Vice President	Tom Yiu	19,172,119	17,287,119	10,090,724	-7,196,395 (Reverse Split)
Director & Vice President	Ray Mac	6,930,638	6,930,638	4,045,506	-2,885,132 (Reverse Split)
Director & Vice President	C.Y. Lu	2,325,224	2,325,224	1,357,264	-967,960 (Reverse Split)
Director & Vice President	Simon Wang	6,495,252	5,634,252	3,288,788	-2,345,464 (Reverse Split)
Director & Vice President	J.P. Peng	7,070,767	6,043,520	3,527,684	-2,515,836 (Reverse Split)
Independent Director	C.Y. Fang	1,086,739	1,086,739	634,344	-452,395 (Reverse Split)
Independent Supervisor	P.T. Wu	198,489	198,489	210,659	-150,236 (Reverse Split)
Associate Vice President	Y.L. Lin	0	6,126,413	3,547,547	-27,355 -2,551,511 (Reverse Split)
Associate Vice President	J.T. Chung	0	2,900,760	1,688,437	-1,212,323 (Reverse Split)
Associate Vice President	Y.H. Chao	0	351,430	205,134	-146,296 (Reverse Split)
Associate Vice President	Allen Dai	0	200,646	117,119	-83,527 (Reverse Split)

		Number of
		shares held when
		elected (for
		Directors,
		Supervisors and	Number of	Number of shares
		Executive	shares held as	held as
Title	Name	Officers)	April 30, 2006	May 31, 2006	Changes
Associate Vice President	C.D. Lin	0	1,949,822	1,913,822	-36,000
Associate Vice President	T.J. Lu	0	257,129	150,089	-107,040 (Reverse Split)
Associate Vice President	Joseph Gu	0	324,055	189,155	-134,900 (Reverse Split)
Associate Vice President	Shaw Yi	0	133,000	77,633	-55,367 (Reverse Split)
Associate Vice President	C.D. Lin	0	1,913,822	1,117,123	-796,699 (Reverse Split)
Associate Vice President	F.L. Ni	0	1,944,258	1,134,889	-809,369 (Reverse Split)
Associate Vice President	Albert Sun	0	130,503	76,176	-54,327 (Reverse Split)
Associate Vice President	Winston Chen	0	73,267	42,766	-30,501 (Reverse Split)
Associate Vice President	H.S. Pyi	0	242,524	141,564	-141,564 (Reverse Split)
Associate Vice President	C.H. Hung	0	210,500	122,871	-87,629 (Reverse Split)
Associate Vice President	W.S. Pang	0	19,494	11,644	-7,850 (Reverse Split)
Associate Vice President	Paul Yeh	0	7,739,102	4,472,418	-45,000 -3,221,684 (Reverse Split)
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
     Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
April 30, 2006	on April 30, 2006	May 31, 2006	on May 31, 2006
2,176,109.3	21,761,093	1,358,595.7	13,585,957

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of May 2006.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: June 19, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center